EXHIBIT 99.2

Consolidated income statements

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE		2021	2020	2021	2020
Operating revenues		3	5,698	5,354	11,404	10,994
Operating costs	3,	4	(3,222)	(3,023)	(6,499)	(6,245)
Severance, acquisition and other costs		5	(7)	(22)	(96)	(38)
Depreciation			(905)	(869)	(1,800)	(1,727)
Amortization			(248)	(234)	(486)	(464)
Finance costs
Interest expense			(268)	(280)	(535)	(557)
Interest on post-employment benefit obligations		11	(5)	(11)	(10)	(23)
Impairment of assets		6	(164)	(449)	(167)	(456)
Other income (expense)		7	91	(80)	99	(127)
Income taxes			(236)	(96)	(489)	(339)
Net earnings from continuing operations			734	290	1,421	1,018
Net earnings from discontinued operations			—	4	—	9
Net earnings			734	294	1,421	1,027

Net earnings from continuing operations attributable to:
Common shareholders			685	233	1,327	908
Preferred shareholders			32	34	64	72
Non-controlling interest			17	23	30	38
Net earnings from continuing operations			734	290	1,421	1,018

Net earnings attributable to:
Common shareholders			685	237	1,327	917
Preferred shareholders			32	34	64	72
Non-controlling interest			17	23	30	38
Net earnings			734	294	1,421	1,027

Net earnings per common share - basic and diluted		8
Continuing operations			0.76	0.26	1.47	1.00
Discontinued operations			—	—	—	0.01
Net earnings per common share - basic and diluted			0.76	0.26	1.47	1.01
Weighted average number of common shares outstanding - basic (millions)			905.0	904.3	904.7	904.2

Consolidated statements of comprehensive income (loss)

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2021	2020	2021	2020
Net earnings from continuing operations		734	290	1,421	1,018
Other comprehensive income (loss) from continuing operations, net of income taxes

Items that will be subsequently reclassified to net earnings
Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three and six months ended June 30, 2021 and 2020, respectively		3	(4)	—	(7)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($15) million and $40 million for the three months ended June 30, 2021 and 2020, respectively, and ($39) million and ($76) million for the six months ended June 30, 2021 and 2020, respectively		39	(111)	104	207

Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($154) million and $594 million for the three months ended June 30, 2021 and 2020, respectively, and ($574) million and ($40) million for the six months ended June 30, 2021 and 2020, respectively(1)	11	420	(1,621)	1,565	110
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $3 million and $9 million for the three months ended June 30, 2021 and 2020, respectively, and $5 million and ($12) million for the six months ended June 30, 2021 and 2020, respectively		(8)	(24)	(14)	33
Other comprehensive income (loss) from continuing operations		454	(1,760)	1,655	343
Net earnings from discontinued operations attributable to common shareholders		—	4	—	9
Total comprehensive income (loss)		1,188	(1,466)	3,076	1,370

Total comprehensive income (loss) attributable to:
Common shareholders		1,139	(1,520)	2,982	1,258
Preferred shareholders		32	34	64	72
Non-controlling interest		17	20	30	40
Total comprehensive income (loss)		1,188	(1,466)	3,076	1,370
(1)The discount rate used to value our post-employment benefit obligations at June 30, 2021 was 3.3% compared to 3.4% at March 31, 2021 and 2.6% at December 31, 2020. The discount rate used to value our post-employment benefit obligations at June 30, 2020 was 2.8% compared to 4.2% at March 31, 2020 and 3.1% at December 31, 2019.

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2021	DECEMBER 31, 2020
ASSETS
Current assets
Cash		1,752	224
Trade and other receivables		3,244	3,528
Inventory		418	439
Contract assets		467	687
Contract costs		441	402
Prepaid expenses		346	209
Other current assets	9	278	199
Total current assets		6,946	5,688
Non-current assets
Contract assets		230	256
Contract costs		364	362
Property, plant and equipment		27,554	27,513
Intangible assets		13,263	13,102
Deferred tax assets		118	106
Investments in associates and joint ventures		725	756
Post-employment benefit assets	11	3,185	1,277
Other non-current assets	9	1,167	1,001
Goodwill		10,579	10,604
Total non-current assets		57,185	54,977
Total assets		64,131	60,665
LIABILITIES
Current liabilities
Trade payables and other liabilities		3,904	3,935
Contract liabilities		767	717
Interest payable		228	222
Dividends payable		806	766
Current tax liabilities		344	214
Debt due within one year	10	2,304	2,417
Total current liabilities		8,353	8,271
Non-current liabilities
Contract liabilities		242	242
Long-term debt	10	25,422	23,906
Deferred tax liabilities		4,530	3,810
Post-employment benefit obligations	11	1,734	1,962
Other non-current liabilities		1,081	1,145
Total non-current liabilities		33,009	31,065
Total liabilities		41,362	39,336
EQUITY
Equity attributable to BCE shareholders
Preferred shares		4,003	4,003
Common shares		20,467	20,390
Contributed surplus		1,156	1,174
Accumulated other comprehensive income		204	103
Deficit		(3,401)	(4,681)
Total equity attributable to BCE shareholders		22,429	20,989
Non-controlling interest		340	340
Total equity		22,769	21,329
Total liabilities and equity		64,131	60,665

Consolidated statements of changes in equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2021 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE INCOME	DEFICIT	TOTAL	NON-CONTROL-LING INTEREST	TOTAL EQUITY
Balance at December 31, 2020	4,003	20,390	1,174	103	(4,681)	20,989	340	21,329
Net earnings	—	—	—	—	1,391	1,391	30	1,421
Other comprehensive income	—	—	—	91	1,564	1,655	—	1,655
Total comprehensive income	—	—	—	91	2,955	3,046	30	3,076
Common shares issued under employee stock option plan	—	77	(3)	—	—	74	—	74
Other share-based compensation	—	—	(15)	—	(27)	(42)	—	(42)
Dividends declared on BCE common and preferred shares	—	—	—	—	(1,648)	(1,648)	—	(1,648)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(29)	(29)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	10	—	10	—	10
Other	—	—	—	—	—	—	(1)	(1)
Balance at June 30, 2021	4,003	20,467	1,156	204	(3,401)	22,429	340	22,769

	ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2020 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON-CONTROL-LING INTEREST	TOTAL EQUITY
Balance at December 31, 2019	4,004	20,363	1,178	161	(4,632)	21,074	334	21,408
Net earnings	—	—	—	—	989	989	38	1,027
Other comprehensive income	—	—	—	231	110	341	2	343
Total comprehensive income	—	—	—	231	1,099	1,330	40	1,370
Common shares issued under employee stock option plan	—	23	(1)	—	—	22	—	22
Other share-based compensation	—	—	(22)	—	(31)	(53)	—	(53)
Dividends declared on BCE common and preferred shares	—	—	—	—	(1,578)	(1,578)	—	(1,578)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(26)	(26)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	(6)	—	(6)	—	(6)
Balance at June 30, 2020	4,004	20,386	1,155	386	(5,142)	20,789	348	21,137

Consolidated statements of cash flows

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2021	2020	2021	2020
Cash flows from operating activities
Net earnings from continuing operations		734	290	1,421	1,018
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	5	7	22	96	38
Depreciation and amortization		1,153	1,103	2,286	2,191
Post-employment benefit plans cost	11	68	75	147	162
Net interest expense		263	275	526	545
Impairment of assets	6	164	449	167	456
Income taxes		236	96	489	339
Contributions to post-employment benefit plans		(70)	(71)	(149)	(150)
Payments under other post-employment benefit plans		(16)	(12)	(31)	(29)
Severance and other costs paid		(79)	(13)	(122)	(48)
Interest paid		(230)	(240)	(536)	(556)
Income taxes (paid) received (net of refunds)		(95)	6	(204)	(227)
Acquisition and other costs paid		(2)	(11)	(6)	(20)
Change in contract assets		102	239	246	394
Change in wireless device financing plan receivables		(61)	(150)	(152)	(226)
Net change in operating assets and liabilities		325	487	313	87
Cash from discontinued operations		—	17	—	39
Cash flows from operating activities		2,499	2,562	4,491	4,013
Cash flows used in investing activities
Capital expenditures		(1,207)	(900)	(2,219)	(1,677)
Business acquisitions		(11)	(23)	(11)	(23)
Other investing activities		(17)	(13)	(38)	(19)
Cash used in discontinued operations		—	(8)	—	(15)
Cash flows used in investing activities		(1,235)	(944)	(2,268)	(1,734)
Cash flows used in financing activities
Increase (decrease) in notes payable and bank advances		311	(1,204)	(46)	(1,434)
Decrease in securitized trade receivables		—	(400)	(13)	—
Issue of long-term debt	10	500	1,975	3,415	5,256
Repayment of long-term debt	10	(2,041)	(2,221)	(2,267)	(2,930)
Issue of common shares		63	—	73	22
Purchase of shares for settlement of share-based payments		(71)	(75)	(162)	(169)
Cash dividends paid on common shares		(791)	(753)	(1,544)	(1,469)
Cash dividends paid on preferred shares		(31)	(33)	(62)	(69)
Cash dividends paid by subsidiaries to non-controlling interest		(15)	(12)	(28)	(26)
Other financing activities		(44)	(25)	(61)	(55)
Cash used in discontinued operations		—	(2)	—	(3)
Cash flows used in financing activities		(2,119)	(2,750)	(695)	(877)
Net (decrease) increase in cash		(155)	354	1,528	1,156
Cash at beginning of period		1,907	943	224	141
Cash at end of period		1,752	1,297	1,752	1,297
Net (decrease) increase in cash equivalents		(700)	(1,486)	—	246
Cash equivalents at beginning of period		700	1,736	—	4
Cash equivalents at end of period		—	250	—	250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2020 annual consolidated financial statements, approved by BCE’s board of directors on March 4, 2021.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1	Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2	Basis of presentation and significant accounting policies
These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on August 4, 2021. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2020.

These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.

Future changes to accounting standards

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.
Disclosure of Accounting Policies - Amendments to IAS 1 - Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

Note 3	Segmented information
Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended June 30, 2021 and 2020.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External customers		2,115	2,917	666	—	5,698
Inter-segment		13	86	89	(188)	—
Total operating revenues		2,128	3,003	755	(188)	5,698
Operating costs	4	(1,159)	(1,710)	(541)	188	(3,222)
Segment profit (1)		969	1,293	214	—	2,476
Severance, acquisition and other costs	5					(7)
Depreciation and amortization						(1,153)
Finance costs
Interest expense						(268)
Interest on post-employment benefit obligations	11					(5)
Impairment of assets	6					(164)
Other income	7					91
Income taxes						(236)
Net earnings						734
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2020	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External customers		1,909	2,963	482	—	5,354
Inter-segment		13	80	97	(190)	—
Total operating revenues		1,922	3,043	579	(190)	5,354
Operating costs	4	(1,043)	(1,764)	(406)	190	(3,023)
Segment profit (1)		879	1,279	173	—	2,331
Severance, acquisition and other costs	5					(22)
Depreciation and amortization						(1,103)
Finance costs
Interest expense						(280)
Interest on post-employment benefit obligations	11					(11)
Impairment of assets	6					(449)
Other expense	7					(80)
Income taxes						(96)
Net earnings from continuing operations						290
Net earnings from discontinued operations						4
Net earnings						294
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

The following tables present financial information by segment for the six month periods ended June 30, 2021 and 2020.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External customers		4,202	5,913	1,289	—	11,404
Inter-segment		26	171	179	(376)	—
Total operating revenues		4,228	6,084	1,468	(376)	11,404
Operating costs	4	(2,336)	(3,428)	(1,111)	376	(6,499)
Segment profit (1)		1,892	2,656	357	—	4,905
Severance, acquisition and other costs	5					(96)
Depreciation and amortization						(2,286)
Finance costs
Interest expense						(535)
Interest on post-employment benefit obligations	11					(10)
Impairment of assets	6					(167)
Other income	7					99
Income taxes						(489)
Net earnings						1,421
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External customers		3,931	5,923	1,140	—	10,994
Inter-segment		26	156	191	(373)	—
Total operating revenues		3,957	6,079	1,331	(373)	10,994
Operating costs	4	(2,150)	(3,465)	(1,003)	373	(6,245)
Segment profit (1)		1,807	2,614	328	—	4,749
Severance, acquisition and other costs	5					(38)
Depreciation and amortization						(2,191)
Finance costs
Interest expense						(557)
Interest on post-employment benefit obligations	11					(23)
Impairment of assets	6					(456)
Other expense	7					(127)
Income taxes						(339)
Net earnings from continuing operations						1,018
Net earnings from discontinued operations						9
Net earnings						1,027
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Revenues by services and products

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2021	2020	2021	2020
Services(1)
Wireless	1,569	1,481	3,072	3,016
Wireline data	1,944	1,916	3,909	3,807
Wireline voice	794	863	1,597	1,735
Media	666	482	1,289	1,140
Other wireline services	67	58	141	120
Total services	5,040	4,800	10,008	9,818
Products(2)
Wireless	546	428	1,130	915
Wireline data	101	113	245	236
Wireline equipment and other	11	13	21	25
Total products	658	554	1,396	1,176
Total operating revenues	5,698	5,354	11,404	10,994
(1) Our service revenues are generally recognized over time.
(2) Our product revenues are generally recognized at a point in time.

Note 4	Operating costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2021	2020	2021	2020
Labour costs
Wages, salaries and related taxes and benefits(1)		(1,072)	(994)	(2,106)	(2,035)
Post-employment benefit plans service cost (net of capitalized amounts)	11	(63)	(64)	(137)	(139)
Other labour costs (2)		(251)	(236)	(490)	(463)
Less:
Capitalized labour		270	248	525	494
Total labour costs		(1,116)	(1,046)	(2,208)	(2,143)
Cost of revenues (3)		(1,664)	(1,471)	(3,406)	(3,125)
Other operating costs (4)		(442)	(506)	(885)	(977)
Total operating costs		(3,222)	(3,023)	(6,499)	(6,245)
(1)Costs reported in 2020 are net of amounts from the Canada Emergency Wage Subsidy, a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic.
(2)Other labour costs include contractor and outsourcing costs.
(3)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5	Severance, acquisition and other costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2021	2020	2021	2020
Severance	(7)	(2)	(104)	(10)
Acquisition and other	—	(20)	8	(28)
Total severance, acquisition and other costs	(7)	(22)	(96)	(38)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 6	Impairment of assets
2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

Impairment charges for the three and six months ended June 30, 2021 of $164 million and $167 million, respectively, related primarily to $163 million of charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0)% as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

2020

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill.

Impairment charges for the three and six months ended June 30, 2020 of $449 million and $456 million, respectively, related primarily to $452 million of charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licenses, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2020 to December 31, 2025, using discount rates of 8.0% to 9.5% and a perpetuity growth rate of (1.0)% to nil as well as market multiple data from public companies and market transactions. After impairments, the carrying value of these CGUs was $942 million.

There was no impairment of Bell Media goodwill. For the Bell Media group of CGUs, a decrease of (0.6)% in the perpetuity growth rate or an increase of 0.4% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

Note 7	Other income (expense)

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2021	2020	2021	2020
Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans		100	(9)	160	(37)
Early debt redemption costs	10	—	—	(53)	(17)
Equity (losses) gains from investments in associates and joint ventures
(Loss) gain on investment		(14)	11	(14)	21
Operations		(2)	(24)	(15)	(15)
Losses on retirements and disposals of property, plant and equipment and intangible assets		(3)	(54)	(8)	(70)
Other		10	(4)	29	(9)
Total other income (expense)		91	(80)	99	(127)

Equity (loss) gain from investments in associates and joint ventures
We recorded a loss on investment of $14 million for the three and six months ended June 30, 2021 and a gain on investment of $11 million and $21 million for the three and six months ended June 30, 2020, respectively, related to equity (losses) gains on our share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Losses on retirements and disposals of property, plant and equipment and intangible assets
In Q2 2020, we recorded a loss of $45 million due to a change in strategic direction related to the ongoing development of some of our TV platform assets under construction.

Note 8	Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2021	2020	2021	2020
Net earnings from continuing operations attributable to common shareholders - basic	685	233	1,327	908
Net earnings from discontinued operations attributable to common shareholders - basic	—	4	—	9
Net earnings attributable to common shareholders - basic	685	237	1,327	917
Dividends declared per common share (in dollars)	0.8750	0.8325	1.7500	1.6650

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	905.0	904.3	904.7	904.2
Assumed exercise of stock options (1)	0.3	0.1	0.1	0.2
Weighted average number of common shares outstanding - diluted (in millions)	905.3	904.4	904.8	904.4
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,337,131 for the second quarter of 2021 and 10,458,921 for the first half of 2021, compared to 14,358,128 for the second quarter of 2020 and 9,554,587 for the first half of 2020.

Note 9	Restricted cash

In Q1 2021, we entered into a $107 million subsidy agreement with the Government of Québec to facilitate the deployment of high-speed Internet in certain areas of the province of Québec by September 2022. At the end of Q2 2021, we had received $97 million of the total committed funding, with the remainder expected upon completion of the project.

As a result, we recorded $67 million in Other current assets and $27 million in Other non-current assets as restricted cash with a corresponding liability in Trade payables and other liabilities and Other non-current liabilities, respectively, on the statement of financial position at June 30, 2021. Additionally, for the three and six months ended June 30, 2021, we recorded $3 million as a reduction of capital expenditures on the statements of cash flow.

Note 10	Debt

On May 28, 2021, Bell Canada issued, under its 1997 trust indenture, 2.20% Series M-56 medium term note (MTN) debentures, with a principal amount of $500 million, which mature on May 29, 2028. This issue constitutes Bell Canada's first sustainability bond offering.

On April 19, 2021, Bell Canada redeemed, prior to maturity, its 3.00% Series M-40 MTN debentures, having an outstanding principal amount of $1,700 million, which were due on October 3, 2022. As a result, in Q1 2021, we recognized early debt redemption costs of $53 million, which were recorded in Other income (expense) in the income statement.

On March 17, 2021, Bell Canada issued, under its 1997 trust indenture, 3.00% Series M-54 MTN debentures, with a principal amount of $1 billion, which mature on March 17, 2031, and 4.05% Series M-55 MTN debentures, with a principal amount of $550 million, which mature on March 17, 2051.

Additionally, on March 17, 2021, Bell Canada issued, under its 2016 trust indenture, 0.75% Series US-3 Notes, with a principal amount of $600 million in U.S. dollars ($747 million in Canadian dollars), which mature on March 17, 2024, and 3.65% Series US-4 Notes, with a principal amount of $500 million in U.S. dollars ($623 million in Canadian dollars), which mature on March 17, 2051. The Series US-3 and Series US-4 Notes (collectively, the Notes) have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 12, Financial assets and liabilities, for additional details.

The MTN debentures and Notes are fully and unconditionally guaranteed by BCE.

Note 11	Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2021	2020	2021	2020
DB pension	(56)	(55)	(111)	(109)
DC pension	(26)	(26)	(62)	(62)
OPEBs	—	—	(1)	(1)
Less:
Capitalized benefit plans cost	19	17	37	33
Total post-employment benefit plans service cost	(63)	(64)	(137)	(139)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2021	2020	2021	2020
DB pension	2	(2)	5	(5)
OPEBs	(7)	(9)	(15)	(18)
Total interest on post-employment benefit obligations	(5)	(11)	(10)	(23)
FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS
The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)		TOTAL
FOR THE PERIOD ENDED	JUNE 30, 2021	DECEMBER 31, 2020	JUNE 30, 2021	DECEMBER 31, 2020	JUNE 30, 2021	DECEMBER 31, 2020	JUNE 30, 2021	DECEMBER 31, 2020
Present value of post- employment benefit obligations	(23,838)	(26,421)	(1,828)	(2,011)	(289)	(317)	(25,955)	(28,749)
Fair value of plan assets	27,071	27,727	400	402	—	—	27,471	28,129
Plan surplus (deficit)	3,233	1,306	(1,428)	(1,609)	(289)	(317)	1,516	(620)
(1)The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q2 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income (loss) from continuing operations of $574 million due to an increase in the fair value of plan assets of $962 million as a result of an actual gain on plan assets of 4.4%, partly offset by an increase in the present value of our post-employment benefit obligations of ($388) million as a result of a decrease in the discount rate to 3.3% at June 30, 2021, compared to 3.4% at March 31, 2021.
During the first half of 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income (loss) from continuing operations of $2,139 million due to a decrease in the present value of our post-employment benefit obligations of $2,569 million as a result of an increase in the discount rate to 3.3% at June 30, 2021, compared to 2.6% at December 31, 2020, partly offset by a decrease in the fair value of plan assets of ($430) million as a result of an actual loss on plan assets of 0.1%.

Note 12	Financial assets and liabilities
FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			JUNE 30, 2021		DECEMBER 31, 2020

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	79	81	82	86

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	22,037	24,714	20,525	24,366

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2021
Publicly-traded and privately-held investments (3)	Other non-current assets	141	19	—	122
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	150	—	150	—
Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability(4)	Trade payables and other liabilities	(149)	—	—	(149)
Other	Other non-current assets and liabilities	120	—	178	(58)
December 31, 2020
Publicly-traded and privately-held investments (3)	Other non-current assets	126	3	—	123
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(51)	—	(51)	—
MLSE financial liability(4)	Trade payables and other liabilities	(149)	—	—	(149)
Other	Other non-current assets and liabilities	109	—	167	(58)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income (loss) from continuing operations in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive income to Deficit in the statements of financial position when realized.
(4)Represents BCE’s obligation to repurchase the BCE Master Trust Fund's (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income (expense) in the consolidated income statements.

MARKET RISK
CURRENCY EXPOSURES
We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.
In Q1 2021, we entered into cross currency interest rate swaps with notional amounts of $600 million in U.S. dollars ($749 million in Canadian dollars) and $500 million in U.S. dollars ($637 million in Canadian dollars) to hedge the U.S. currency exposure of our US-3 Notes maturing in 2024 and our US-4 Notes maturing in 2051, respectively. See Note 10, Debt, for additional details.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $5 million ($28 million) recognized in net earnings from continuing operations at June 30, 2021 and a gain (loss) of $244 million ($232 million) recognized in Other comprehensive income (loss) from continuing operations at June 30, 2021, with all other variables held constant.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $6 million recognized in Other comprehensive income (loss) from continuing operations at June 30, 2021, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2021.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	250	CAD	311	2021	Commercial paper
Cash flow	USD	366	CAD	482	2021	Anticipated transactions
Cash flow	PHP	1,125	CAD	30	2021	Anticipated transactions
Cash flow	USD	509	CAD	651	2022	Anticipated transactions
Cash flow	PHP	2,270	CAD	58	2022	Anticipated transactions
Cash flow	USD	520	CAD	641	2023	Anticipated transactions
Cash flow - call options	USD	231	CAD	299	2022	Anticipated transactions
Cash flow - put options	USD	231	CAD	295	2022	Anticipated transactions
Economic	USD	79	CAD	105	2021	Anticipated transactions
Economic - put options	USD	60	CAD	77	2021	Anticipated transactions
Economic - call options	USD	150	CAD	178	2022	Anticipated transactions
Economic - call options	CAD	190	USD	150	2022	Anticipated transactions
Economic - put options	USD	399	CAD	481	2022	Anticipated transactions

INTEREST RATE EXPOSURES
We use leveraged interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021 for the periods ending in 2026. The dividend rates for $275 million of these preferred shares had not yet been reset as at June 30, 2021. The fair value of these interest rate options at June 30, 2021 and December 31, 2020 was a net asset of $3 million and a net liability of $6 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the consolidated statements of financial position. A (loss) gain of ($3 million) and $13 million for the three and six months ended June 30, 2021, respectively, relating to these interest rate options is recognized in Other income (expense) in the consolidated income statements.
A 1% increase (decrease) in interest rates would result in an increase (decrease) of $4 million and ($7 million) recognized in net earnings from continuing operations at June 30, 2021.
EQUITY PRICE EXPOSURES
We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to certain share-based payment plans. The fair value of our equity forward contracts at June 30, 2021 and December 31, 2020 was a net asset of $54 million and a net liability of $82 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A gain of $100 million and $160 million for the three and six months ended June 30, 2021, respectively, relating to these equity forward contracts is recognized in Other income (expense) in the consolidated income statements.
A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2021 would result in a gain (loss) of $43 million recognized in net earnings from continuing operations, with all other variables held constant.
COMMODITY PRICE EXPOSURE
We use fuel swaps to economically hedge the purchase cost of fuel in 2021. The fair value of our fuel swaps at June 30, 2021 and December 31, 2020 was an asset of $5 million and $3 million, respectively, recognized in Other current assets in the consolidated statements of financial position. A gain of $2 million and $6 million for the three and six months ended June 30, 2021, respectively, relating to these fuel swaps is recognized in Other income (expense) in the consolidated income statements.
A 25% increase (decrease) in the market price of fuel at June 30, 2021 would result in a gain (loss) of $2 million relating to fuel swaps recognized in net earnings from continuing operations, with all other variables held constant.

Note 13	Share capital
Conversion and dividend rate reset of First Preferred Shares
On May 1, 2021, 105,430 of BCE's 4,984,851 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on the same date, 4,100,109 of BCE's 9,012,249 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares.

The annual fixed dividend rate on BCE's Series AG Preferred Shares was reset for the next five years, effective May 1, 2021, at 3.37%. The Series AH Preferred Shares will continue to pay a monthly floating cash dividend.

On March 31, 2021, 42,423 of BCE's 9,542,615 fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AN (Series AN Preferred Shares). In addition, on the same date, 939,786 of BCE's 1,952,085 Series AN Preferred Shares were converted, on a one-for-one basis, into Series AM Preferred Shares.

The annual fixed dividend rate on BCE's Series AM Preferred Shares was reset for the next five years, effective March 31, 2021, at 2.939%. The Series AN Preferred Shares continue to pay a quarterly floating cash dividend.

Subsequent to quarter end, on August 1, 2021, 12,985 of BCE's 5,949,884 fixed-rate Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares). In addition, on the same date, 3,598,141 of BCE's 8,050,116 Series AJ Preferred Shares were converted, on a one-for-one basis, into Series AI Preferred Shares.

The annual fixed dividend rate on BCE's Series AI Preferred Shares was reset for the next five years, effective August 1, 2021, at 3.39%. The Series AJ Preferred Shares will continue to pay a monthly floating cash dividend.

Dividends will be paid as and when declared by the board of directors of BCE.

Note 14	Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2021	2020	2021	2020
Employee savings plan	(8)	(8)	(16)	(16)
Restricted share units (RSUs) and performance share units (PSUs)	(13)	(13)	(33)	(29)
Other (1)	(1)	(2)	(3)	(5)
Total share-based payments	(22)	(23)	(52)	(50)
(1) Includes deferred share plan, deferred share units and stock options.
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended June 30, 2021.

RSUs/PSUs

NUMBER OF RSUs/PSUs
Outstanding, January 1, 2021	2,973,393
Granted	1,168,722
Dividends credited	90,362
Settled	(1,105,189)
Forfeited	(76,977)
Outstanding, June 30, 2021	3,050,311

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2021	15,650,234	59
Exercised(1)	(1,327,539)	55
Forfeited or expired	(245,288)	60
Outstanding, June 30, 2021	14,077,407	59
Exercisable, June 30, 2021	7,592,746	58
(1)The weighted average market share price for options exercised during the six months ended June 30, 2021 was $60.

Note 15	Commitment and contingency

Commitment

On July 29, 2021, provisional spectrum licence winners in the 3500 MHz spectrum auction were announced by Innovation, Science and Economic Development Canada. Bell Mobility Inc. (Bell Mobility) secured the right to acquire 271 licences in a number of urban and rural markets for 678 million Megahertz per Population (MHz-Pop) of 3500 MHz spectrum for $2.07 billion, of which 20% will be paid in Q3 2021. The remaining balance will be paid in Q4 2021, at which time Bell Mobility will acquire these 271 licenses.

Contingency

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.
The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-182 on May 27, 2021, which mostly re-instated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The decision is being challenged by at least one reseller, TekSavvy Solutions Inc. (TekSavvy), before the Federal Court of Appeal, where TekSavvy seeks leave to appeal the decision, and in at least two petitions brought by TekSavvy and the Canadian Network Operators Consortium Inc. before Cabinet to overturn the decision.

Note 16	COVID-19

The COVID-19 pandemic continued to unfavourably impact our financial and operating performance in the second quarter of 2021 due to the government restrictions put in place to combat the pandemic, which reduced commercial activity during the quarter. Bell Wireless product and roaming revenues and Bell Media advertising revenues continued to be adversely impacted by the pandemic in the quarter, however to a lesser extent than experienced in Q2 2020. Depending on the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, the prevalence of variants, the timely distribution of effective vaccines, the time required to achieve broad immunity, and the scope and duration of measures adopted to combat the pandemic, our operations and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods. It is difficult at this time to estimate the magnitude of such future impacts.